Exhibit 99.1

Neptune Launches High-Quality and Sustainable Mood Ring Vapes in Canada

Mood Ring's First Two Vape Products, Jack Flash and Pure Kush, Mark Entry into
Growing Canadian Vape Market

LAVAL, QC, Nov. 9, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the launch of Mood Ring branded vape products in the provinces of Ontario, Alberta and British Columbia.

Neptune's popular cannabis brand, Mood Ring, launched Jack Flash and Pure Kush vape products in Alberta and British Columbia, and Jack Flash in Ontario. Vapes represent a significant market opportunity within Mood Ring's diversified portfolio of high-quality cannabis flower, THC and CBD oils and capsules, and hashish products. The Company expects to launch additional Mood Ring branded products across its licensed Canadian footprint throughout the coming year.

"Demand for vapes continues to grow across Canadian provinces, making it the third largest category of cannabis products by sales in Canada1. Following the success of our other product launches to-date and scalable vape production, we anticipate significant revenue contribution from vapes over the next several years," said Michael Cammarata, Chief Executive Officer and President of Neptune. "Jack Flash and Pure Kush 510 thread cartridges feature two special strains that are produced using all-natural materials, which enable us to deliver a differentiated product from both an experience and sustainability perspective. This initial launch of vape products is the next step in our strategy of transforming our cannabis business from a slow-growth, low margin extraction business to a high growth, higher margin branded CPG business."

Mood Ring's vapes are produced sustainably with biodegradable mouth pieces made from first to market hemp-plastic and a low-energy-use extraction using Neptune's patented process.

A portion of the proceeds from the sales of Mood Ring products will be donated to the planting of trees through our partnership with One Tree Planted.

For more information, please visit https://moodring.com.

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1	Headset, 'Vapor Pens: An analysis of category & brand performance', July 15 2021, https://www.headset.io/industry-reports/cannabis-vapor-pens-an-analysis-of-category-brand-performance.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/neptune-launches-high-quality-and-sustainable-mood-ring-vapes-in-canada-301419164.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/09/c5381.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 09-NOV-21